UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2025

Rentberry, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-4933743
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

201 Spear Street, Suite 1100
San Francisco, CA	94105
(Address of principal executive offices)	(Zip Code)

(415) 795-7171

Registrant’s telephone number, including area code

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this report, the term “Rentberry,” “we,” “us,” “our,” or “the Company” refers to Rentberry, Inc. and our subsidiaries on a consolidated basis. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2025. The financial statements included in this filing as of and for the six months ended June 30, 2025 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

Rentberry Inc. (the “Company”) was incorporated under the laws of the State of Delaware on August 28, 2015, with headquarters in San Francisco, California. Rentberry has developed a closed-loop home rental platform that makes the long-term leasing process transparent and efficient by eliminating the hassle of paper applications, paper credit reports, face-to-face negotiations, and paper checks. Additionally, our platform automates standard rental tasks such as submitting personal information, processing tenant offers, and eSigning rental agreements. Building on this foundation, we have integrated artificial intelligence (AI) to streamline pricing recommendations, enhance tenant–landlord matching, and power our AI-driven real estate agent. We are also developing other third-party services and products for our platform, as demonstrated by our agreement with Sure Inc. to offer rental insurance. Our goal is to deliver a fully integrated rental ecosystem that combines advanced AI capabilities with third-party service providers, creating a seamless, end-to-end experience for tenants and landlords alike.

Over the past several years, Rentberry has focused on building brand recognition and accelerating user growth, while at the same time successfully testing multiple monetization channels. In 2025, the Company continued to expand and refine its monetization functionality across the platform, creating a solid foundation for scalable revenue generation. To date, Rentberry’s operations have been primarily financed through offerings of securities, which have provided the capital needed to support growth and innovation.

The Company’s operating expenses consist of general and administrative expenses and selling and marketing expenses. Our general and administrative expenses include team salaries, office rent, servers and other similar type of expenses. Our selling and marketing expenses include social media advertising, salaries and google ads and other similar type of expenses.

Since inception, the Company has relied primarily on the issuance of securities to fund its operations. As of June 30, 2025, the Company expects to continue incurring losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern.

The Company is currently in an expansion phase and intends to enter new business segments within the real estate sector. Our ability to continue as a going concern will depend on successfully increasing revenue, generating sufficient cash flows from operations to meet obligations, and/or securing additional short-term financing from shareholders or other external sources as needed. If we are unable to raise the required capital or achieve profitable operations, we may not be able to fully execute our planned business activities. These factors represent significant risks and uncertainties and raise substantial doubt about our ability to continue as a going concern.

Results of Operations

Revenue

For the six-month period ended June 30, 2025 (“Interim 2025”), the Company had revenue from operations of $667,996 compared to revenue from operations of $229,825 for the six-month period ended June 30, 2024 (“Interim 2024”). The increase in revenue of $438,171 is primarily driven by the continued rollout of monetization features on the Rentberry platform, including application processing fees, rental listing services, and premium landlord tools. Growth also reflects higher user adoption, expansion into new geographic markets, and greater engagement from property managers and institutional partners. To date, the Company’s revenue has largely been derived from testing and refining multiple monetization channels, and the increase reflects broader platform usage. Specifically, Rentberry generates revenue on a transactional basis through rental applications and credit report fees, as well as from partnerships that provide leads and advertising income.

Operating Expenses

The Company’s total operating expenses increased to $2,461,900 for Interim 2025 compared with $2,254,804 for Interim 2024, a $207,096 increase. The primary drivers of this change were:

●	A $222,435 increase in general and administrative expenses, primarily attributable to ongoing business expansion and related operational activities.

●	This increase was partially offset by a $15,339 decrease in selling and marketing expenses, largely due to a reduction in spending on social media advertising campaigns across platforms such as Facebook, Twitter, and Google Ads.

Overall, we experienced a net loss of $(1,793,904) for Interim 2025 compared to a net loss of $(2,024,979) for Interim 2024.

Seasonality

Unlike short-term rental markets such as vacation rentals or Airbnb listings, the long-term home rental market in the United States exhibits relatively modest seasonality. While factors such as weather and holiday periods can influence activity, demand for long-term rentals remains comparatively stable throughout the year. That said, certain regions do experience cyclical fluctuations tied to local conditions. For example, rental activity in college towns often peaks during the summer months as students relocate, while markets with strong tourism or seasonal employment may see higher demand during peak travel seasons. Job relocations and corporate transfers can also create periodic surges in demand. Overall, despite these regional and situational variations, the long-term rental market in the U.S. demonstrates consistent resilience and steady demand across the calendar year.

Liquidity and Capital Resources

Cash and Cash Equivalents

As of June 30, 2025, and June 30, 2024, the Company had $1,952,079 and $2,451,053, respectively, in cash and cash equivalents. The decrease of $498,874 was due to normal day-to-day business activities and expenses combined with additional costs for capital raises during Interim 2025. Management believes that current capital resources will be sufficient to fund operations for the next 18 months. The Company intends to utilize its available cash to support salaries for current employees, including engineering, business development, and marketing personnel, as well as to cover technology-related expenses such as server costs and fees associated with the Google Maps API. Looking ahead, the Company anticipates raising additional capital during 2025 to further support growth. For the remainder of 2025, the Company estimates its average monthly burn rate will range between $150,000 and $200,000.

Current Assets – Accounts Receivable

As of June 30, 2025, Rentberry recorded $735,002 in accounts receivable from related parties. These amounts consist of loans and advances made to employees and affiliated entities. The Company expects to collect the full balance of these receivables by December 31, 2025. These amounts are included on the balance sheet and are further detailed in Note 3 to the unaudited interim financial statements accompanying this report.

Sources of Liquidity

We have slightly decreased net cash used in operating activities to $(2,035,417) for Interim 2025 compared to $(2,048,271) for Interim 2024. The main driver of the decrease in cash was due to an increase in accounts receivable offset by a decrease in accounts payables.

To date the Company has been financed by the proceeds of its offerings of securities. In 2024, the Company raised $4,180,194 through a private placement under Regulation D, Rule 506(b). The proceeds from the sale of securities were allocated toward marketing, advertising, business development, and salaries. The Company intends to engage in additional capital raises in the near future.

Indebtedness

The Company does not have any material terms of indebtedness.

Trend Information

The long-term rental market in the United States continues to evolve, supported by structural and behavioral shifts in housing demand. Affordability pressures, rising interest rates, and limited housing supply have made homeownership less attainable for many households, further fueling demand for rentals. Younger generations increasingly value flexibility and mobility, while older demographics are also turning to rentals as a lifestyle choice that offers lower maintenance and greater financial predictability.

The acceleration of remote and hybrid work models has expanded housing choice beyond traditional urban centers, with renters seeking properties in suburban, secondary, and even rural markets. In parallel, the rise of digital nomadism has created demand for turnkey, fully serviced rental solutions that allow tenants to relocate seamlessly. Additionally, Rentberry reshaping the rental experience by integrating property search, leasing, payments, and tenant services into unified digital ecosystems, transforming what was once a fragmented process into a streamlined, transparent, and user-friendly journey.

Taken together, these factors position the long-term rental market for sustained growth. Landlords, property managers, and developers are adapting to these trends by embracing digital platforms like Rentberry to meet evolving renter expectations for convenience, flexibility, and transparency.

Item 2. Other Information

None.

ITEM 3. FINANCIAL STATEMENTS

RENTBERRY, INC.

(A Delaware Corporation)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

RENTBERRY, INC.

BALANCE SHEET

UNAUDITED

As of June 30, 2025 and December 31, 2024

See Notes to the Financial Statements

	June 30, 2025 (Unaudited)	December 31, 2024 (Audited)
ASSETS
Current Assets
Cash and cash equivalents	$1,952,079	$1,904,654
Accounts receivable	0	0
Accounts receivable – related parties	735,002	637,949
Investments	767,280	767,280
Other assets	0	15,000
Total current assets	$3,454,361	$3,324,883

Fixed assets, net of accumulated depreciation	9,881	11,891
Intangible assets, net of accumulated amortization	105,306	108,879
Security deposit	0	26,666
Total Assets	$3,569,547	$3,472,319

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Credit cards	$271	$144,731
Total current liabilities	271	144,731

SAFE instruments	0	0

Total Liabilities	271	144,731

STOCKHOLDERS’ EQUITY

Common Stock	7,497	5,347
Additional paid-in capital	26,614,987	24,575,961
Retained deficit	(23,053,207)	(21,253,720)
Accumulated Other Comprehensive Income	0	0
Total Stockholders’ Equity	3,569,277	3,472,319

Non-controlling interest	0	0

Total Liabilities and Stockholders’ Equity	$3,569,547	$3,472,319

RENTBERRY, INC.

UNAUDITED

STATEMENT OF OPERATIONS

For Six-Month Periods Ending June 30, 2025 and June 30, 2024

See Notes to the Financial Statements

	Six-Month Period Ending June 30, 2025	Six-Month Period Ending June 30, 2024

Revenues	$667,996	$229,825

Operating expenses
General and administrative	1,566,574	1,344,139
Selling and marketing	893,326	910,665
Total operating expenses	2,461,900	2,254,804

Net Operating Loss	(1,793,904)	(2,024,979)

Interest income (expense), net	0	0
Depreciation and amortization (expense)	(5,584)	(5,897)
Other income (expense)	0	0
Tax (provision) benefit	0	0

Net Loss	$(1,799,487)	$(2,030,876)

Basic earnings per share	(0.17)	(0.19)
Diluted earnings per share	(0.17)	(0.19)

Total Comprehensive Loss	$(1,799,487)	$(2,030,876)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

See the accompanying notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.

UNAUDITED

STATEMENT OF STOCKHOLDERS’ EQUITY/DEFICIT

For the Six-Month Period Ending June 30, 2025 and the Year Ending December 31, 2024

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	Total Stockholders’
	Shares	Value	Capital	Income (Loss)	Deficit	Equity
Balance as of December 31, 2023	53,813,105	$5,380	$19,667,088	$0	$(17,299,308)	$2,373,160

Share adjustments and conversion of notes	(333,013)	(33)	4,908,874			4,908,841

Net (loss)					(3,954,412)	(3,954,412)
Balance as of December 31, 2024	53,480,092	$5,347	$24,575,962	$0	$(21,253,720)	$3,327,589
Issuances of common stock	21,502,324	2,150	22,039,025			2,041,175

Net (loss)					(1,799,487)	(1,799,487)
Balance as of June 30, 2025	74,982,416	$7,497	$26,614,987	$0	$(23,053,207)	$3,569,277

See the accompanying notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.

UNAUDITED

STATEMENT OF CASH FLOWS

For the Six-Months Ending June 30, 2025 and 2024

See Accompanying Notes to the Financial Statements

	June 30, 2025	June 30, 2024
Cash Flows from Operating Activities
Comprehensive Income (Loss)	$(1,799,487)	$(2,030,876)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Add depreciation and amortization	5,584	5,897
Changes to operating assets and liabilities
(Increase) Decrease in accounts receivable	(97,053)	0
(Increase) Decrease in prepaid expenses and other assets	0	0
Increase (Decrease) in accounts payable	(144,460)	(23,292)
Increase (Decrease) in credit cards	0	108,916
Net cash used in operating activities	(2,035,417)	(2,048,271)

Cash Flows from Investing Activities
(Acquisition) of fixed and intangible assets	0	(24,466)
Sale/(purchase) of other assets	41,666	0
(Increase) Decrease in investments	0	0
Cash loaned to shareholders	0	(27,345)
Net cash provided by investing activities	41,666	(24,466)

Cash Flows from Financing Activities
Proceeds from SAFE instruments	0	2,018,432
Proceeds from the issuance of stock, net	2,041,176	0
Net cash provided by financing activities	2,041,176	2,018,432

Net change in cash and cash equivalents	47,425	(54,305)

Cash and cash equivalents at beginning of period	1,904,654	2,505,358
Cash and cash equivalents at end of period	$1,952,079	$2,451,053

See the accompanying notes, which are an integral part of these unaudited financial statements.

RENTBERRY, INC.

UNAUDITED

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED JUNE 30, 2025

1. Summary of Significant Accounting Policies

The Company

Rentberry, Inc. (the “Company”) was incorporated in the State of Delaware on August 28, 2015 and has offices in San Fransisco, California and Ukraine. The Company is a home rental platform offering decentralized, global, long-term rental solutions for tenants and landlords. The platforms offers a transparent application process, a crowd sourced security deposit network, instant rent payments, e-signing of rental agreements and credit reports. The Company is still in the testing phases and its activities are subject to significant risks and uncertainties, including the ability to secure additional funding to continue to develop the platform that will attract users.

Going Concern

Since Inception, the Company has relied on raising securities to fund its operations. As of June 30, 2025, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. As of June 30, 2025, the Company is still mostly in the developmental process, with very limited revenue. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise short term capital, as well as the Company’s ability to generate funds through revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) requires the use of management’s estimates. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the period presented have been included.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management’s estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of June 30, 2025, the Company held no cash equivalents.

RENTBERRY, INC.
NOTES TO THE FINANCIAL STATEMENT JUNE 30, 2025
(unaudited)

1. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions.

Accounts Receivable

The Company’s trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of June 30, 2025, the Company believed all amounts in accounts receivable are collectable.

Software Development Costs

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Rentberry platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company recorded $5,584 in amortization expense during the period ending June 30, 2025.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the period ending June 30, 2025.

RENTBERRY, INC.
NOTES TO THE FINANCIAL STATEMENT JUNE 30, 2025
(unaudited)

1. Summary of Significant Accounting Policies (continued)

Intangible Assets

The Company accounts for intangible assets (including patents and website) in accordance with ASC 350 “Intangibles-Goodwill and Other” (“ASC 350”). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company amortizes the cost of their intangible assets over the 15-year estimated useful life on a straight-line basis.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

RENTBERRY, INC.
NOTES TO THE FINANCIAL STATEMENT JUNE 30, 2025
(unaudited)

1. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

RENTBERRY, INC.
NOTES TO THE FINANCIAL STATEMENT JUNE 30, 2024
(unaudited)

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues from applications and credit reports when booking a property on a transactional basis. The Company also generates revenue from partnering with other companies for leads and advertising revenue. The Company’s payments are generally collected upfront. For period ending June 30, 2025 the Company recognized $667,996 in revenue.

Research and Development

In compliance with ASC 730-10-25, all research and development costs are expensed as incurred.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, Leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The Company is still evaluating the impact of ASU 2016-02 on their financial statements and related disclosures.

RENTBERRY, INC.
NOTES TO THE FINANCIAL STATEMENT JUNE 30, 2024
(unaudited)

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company is still evaluating the impact of ASU 2018-15 on their financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. Account Receivable - Related Party

Accounts receivable related parties consists of amounts due to the Company from other Companies under common ownership of the Company. As of June 30, 2025, this amounted to $735,002. The Company expects to collect the full amount of this from the related entities.

4. Equity

Treasury Stock

During 2025, the Company didn’t conduct any transactions related to its treasury stock.

Common Stock

Under the Company’s articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 100,000,000 shares, at $0.0001 par value per share. As of June 30, 2025, 74,982,416 shares have been issued and 74,982,416 are outstanding.

5. Going Concern

These financial statements are prepared on a going concern basis. The Company was incorporated on August 28, 2015 and has established a presence and operations in the United States. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. Subsequent Events

Managements Evaluation

The Company has evaluated subsequent events through September 25, 2025, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*

2.2	Amended Bylaws*

4	Form of Subscription Agreement*

5.1	Form of 2020 SAFE Note and Voting Agreement*

5.2	Form of 2019 SAFE Note and Voting Agreement*

5.3	Stockholders’ Agreement*

5.4	Form of 2021 SAFE Note and Voting Agreement*

5.5	Form of Crowd SAFE for Regulation CF Offering**

6.1	2020 Employment Agreement of Oleksiy Lyubynskyy*

6.2	2021 Employment Agreement of Oleksandr Kotovskov*

6.3	Equity Grant to Oleksandr Kotovskov*

6.4	Marketing Agreement with Sure HIIS Insurance Services, LLC*

6.5	Stock Purchase Agreement of Oleksandr Kotovskov (Nov. 2020)*

6.6	Transaction Bonus Plan*

6.7	Loan Agreement (Sept. 15, 2021) +

6.8	Employment Agreement of Oleksandr Kotovskov (Oct. 2021) +

6.9	Employment Agreement of Alex Svitiashchuk (Oct. 2021)***

6.10	2024 Offer Letter with Oleksiy Lyubynskyy****

6.11	2024 Employment Agreement with Alex Svitiashchuk****

#	Filed herewith.

*	Previously filed with the Company’s Offering Statement on Form 1-A (Commission File No. 024-11437).

**	Previously filed with the Company’s Form C, dated August 18, 2023 (Commission File No. 020-32361).

***	Previously filed with the Company’s Annual Report on Form 1-K, dated May 1, 2023 (Commission File No. 24R-00482).

****	Previously filed with the Company’s Annual Report on Form 1-K, dated April 30, 2024 (Commission File 24R-00482).

+	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California, on September 30, 2025.

RENTBERRY, INC.

By:	/s/ Oleksiy Lyubynskyy
Name:	Oleksiy Lyubynskyy
Title:	CEO
Date:	September 30, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By:	/s/ Oleksiy Lyubynskyy
Name:	Oleksiy Lyubynskyy
Title:	CEO, Principal Financial Officer, Principal Accounting Officer & Director
Date:	September 30, 2025

By:	/s/ Aleksandr Kotovskov
Name:	Aleksandr Kotovskov
Title:	Director
Date:	September 30, 2025

By:	/s/ Kate Barneveld
Name:	Kate Barneveld
Title:	Director
Date:	September 30, 2025